UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Innotrac Corporation

(Name of Issuer)

Common Stock, par value $0.10

(Title of Class of Securities)

45767M109

(CUSIP Number)

Blue Eagle Holdings, L.P.

401 N. Michigan Avenue, Suite #3300

Chicago, IL 60611

(312) 465-7000

Copy to:

Jeffrey R. Patt, Esq.
Mark D. Wood, Esq.
Katten Muchin Rosenman LLP
525 West Monroe Street
Chicago, IL 60661
(312) 902-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 14 Pages)

CUSIP No. 45767M109        Page 2 of 14

1	NAMES OF REPORTING PERSONS Blue Eagle Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,245,440
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,245,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,245,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (1)
14	TYPE OF REPORTING PERSON PN

(1)	Based on 13,245,440 outstanding shares of common stock of the Issuer, as set forth in the Agreement and Plan of Merger, dated as of November 14, 2013, by and among Issuer, Blue Eagle Acquisition Sub, Inc. and Blue Eagle Holdings, L.P., incorporated by reference herein as Exhibit 7.04 hereto.

CUSIP No. 45767M109        Page 3 of 14

1	NAMES OF REPORTING PERSONS Blue Eagle GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,245,440
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,245,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,245,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (2)
14	TYPE OF REPORTING PERSON OO

(2)	See Footnote 1.

CUSIP No. 45767M109        Page 4 of 14

1	NAMES OF REPORTING PERSONS Sterling Capital Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,245,440
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,245,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,245,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (3)
14	TYPE OF REPORTING PERSON PN

(3) See Footnote 1.

CUSIP No. 45767M109        Page 5 of 14

1	NAMES OF REPORTING PERSONS SC Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,245,440
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,245,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,245,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (4)
14	TYPE OF REPORTING PERSON PN

(4) See Footnote 1.

CUSIP No. 45767M109        Page 6 of 14

1	NAMES OF REPORTING PERSONS Sterling Capital Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,245,440
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,245,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,245,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (5)
14	TYPE OF REPORTING PERSON OO

(5) See Footnote 1.

CUSIP No. 45767M109        Page 7 of 14

1	NAMES OF REPORTING PERSONS Douglas L. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,245,440
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,245,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,245,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (6)
14	TYPE OF REPORTING PERSON IN

(6) See Footnote 1.

CUSIP No. 45767M109        Page 8 of 14

1	NAMES OF REPORTING PERSONS Eric D. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,245,440
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,245,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,245,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (7)
14	TYPE OF REPORTING PERSON IN

(7) See Footnote 1.

CUSIP No. 45767M109        Page 9 of 14

1	NAMES OF REPORTING PERSONS Merrick Elfman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,245,440
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,245,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,245,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (8)
14	TYPE OF REPORTING PERSON IN

(8) See Footnote 1.

CUSIP No. 45767M109        Page 10 of 14

1	NAMES OF REPORTING PERSONS R. Christopher Hoehn-Saric
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,245,440
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,245,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,245,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (9)
14	TYPE OF REPORTING PERSON IN

(9) See Footnote 1.

CUSIP No. 45767M109        Page 11 of 14

1	NAMES OF REPORTING PERSONS Steven M. Taslitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,245,440
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,245,440
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,245,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% (10)
14	TYPE OF REPORTING PERSON IN

(10) See Footnote 1.

CUSIP No. 45767M109        Page 12 of 14

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 15, 2013 (as amended, the “Schedule 13D”), on behalf of Blue Eagle Holdings, L.P., Blue Eagle Acquisition Sub, Inc., Blue Eagle GP, LLC, Sterling Capital Partners IV, L.P., SC Partners IV, L.P., Sterling Partners IV, LLC, Douglas L. Becker, Eric D. Becker, Merrick Elfman, R. Christopher Hoehn-Saric and Steven M. Taslitz (such individuals and entities, collectively, the “Reporting Persons”). This Amendment relates to the common stock, par value $0.10 per share, of Innotrac Corporation (the “Issuer”). The Schedule 13D is hereby amended and supplemented as set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings given to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following after the last paragraph thereof:

“The offering period of the Offer by Purchaser expired at 6:00 p.m., New York City time, on Friday, January 3, 2014. On January 6, 2014, Purchaser accepted for purchase a total of 6,172,823 Shares that were validly tendered and not withdrawn in the Offer (including 22,900 Shares tendered by notices of guaranteed delivery), representing approximately 46.6% of the outstanding Shares. Payment will be made promptly, in accordance with the Offer, at the Offer Price of $8.20 per share.

On January 6, 2014, following completion of the Offer, an additional 5,839,462 Shares, representing approximately 44.1% of the total Shares outstanding, were contributed to Parent by Mr. Dorfman and certain related shareholders pursuant to the Contribution Agreement in exchange for 47,883.59 preferred limited partnership units of Parent. Immediately following the contribution contemplated by such Contribution and Support Agreement, Parent contributed such Shares to Acquisition Sub as a contribution to the capital of Acquisition Sub. Also on January 6, 2014, Acquisition Sub merged with and into the Issuer in a “short-form” merger pursuant to Section 14-2-1104(a) of the Georgia Business Corporation Code without prior notice to, or any action by, any other shareholder of the Issuer, and the Issuer, as the surviving corporation (the “Surviving Corporation”), became a wholly-owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than Shares held in the treasury of the Issuer or owned by Parent or Acquisition Sub or held by shareholders who properly demand and perfect dissenters’ rights under the GBCC) that was not tendered in the Offer converted into the right to receive from Acquisition Sub the Offer Price per Share in cash, without interest and less any applicable withholding tax.

In accordance with the terms of the Merger Agreement, at the effective time of the Merger, Tom Marano, Bruce Benator, James Childs and Joel Marks resigned from the Issuer’s board of directors, and Todd Miller and Merrick Elfman became members of the Issuer’s board of directors. In connection with the closing of the Merger, the NASDAQ Capital Market (“NASDAQ”) filed a notification of removal from listing on Form 25 with the Securities and Exchange Commission (the “Commission”) with respect to the Shares and suspended trading of the Shares on NASDAQ at market close on January 6, 2014. Parent intends to cause the Issuer to file a Form 15 with the Commission to effect the termination of registration of the Shares under Section 12(g) of the Act.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented by adding the following to subsections (a) and (b):

(a)-(b) Following the Merger, Parent owns 100% of the issued and outstanding shares of common stock of the Surviving Corporation (other than Shares held by shareholders who properly demand and perfect dissenters’ rights under the GBCC), and such shares may be deemed to be beneficially owned by the other Reporting Persons (other than Acquisition Sub) as a result of the relationships between the Reporting Persons set forth in Item 2 of this Schedule 13D.

CUSIP No. 45767M109        Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2014

BLUE EAGLE HOLDINGS, L.P.

/s/ Merrick Elfman

Merrick Elfman, President of Blue Eagle Holdings, L.P. (successor-in-interest to Blue Eagle Acquisition Sub, Inc.)

BLUE EAGLE GP, LLC

/s/ Merrick Elfman

Merrick Elfman, President of Blue Eagle GP, LLC

STERLING CAPITAL PARTNERS IV, L.P.

By:  SC Partners IV, L.P., its General Partner

By:  Sterling Partners IV, LLC, its General Partner

 /s/ Merrick Elfman

Merrick Elfman, Managing Director of Sterling Partners IV, LLC

SC PARTNERS IV, L.P.

By:  Sterling Partners IV, LLC, its General Partner

 /s/ Merrick Elfman

Merrick Elfman, Managing Director of Sterling Partners IV, LLC

STERLING CAPITAL PARTNERS IV, LLC

/s/ Merrick Elfman

Merrick Elfman, Managing Director of Sterling Partners IV, LLC

CUSIP No. 45767M109        Page 14 of 14

DOUGLAS L. BECKER

/s/ M. Avi Epstein, as attorney-in-fact for Douglas L. Becker

M. Avi Epstein, attorney-in-fact for Douglas L. Becker

ERIC D. BECKER

/s/ M. Avi Epstein, as attorney-in-fact for Eric D. Becker

M. Avi Epstein, attorney-in-fact for Eric D. Becker

MERRICK ELFMAN

/s/ Merrick Elfman

R. CHRISTOPHER HOEHN-SARIC

/s/ M. Avi Epstein, as attorney-in-fact for R. Christopher Hoehn-Saric

M. Avi Epstein, attorney-in-fact for R. Christopher Hoehn-Saric

STEVEN M. TASLITZ

/s/ M. Avi Epstein, as attorney-in-fact for Steven M. Taslitz

M. Avi Epstein, attorney-in-fact for Steven M. Taslitz